Exhibit 99.1

FOR IMMEDIATE RELEASE

AMERICAN TECHNOLOGY REPORTS RESULTS

FOR FIRST QUARTER OF FISCAL 2009

Books $5.5 Million of New Orders in Q1

SAN DIEGO, CA, February 5, 2009 – American Technology Corporation (ATC) (NASDAQ: ATCO), a leading provider of directed sound products and technologies, today reported revenues of $2.5 million for its fiscal first quarter ended December 31, 2008, comparable to the $2.5 million reported for the same period last year. The Company also reported new order bookings of approximately $5.5 million during Q1 of fiscal 2009, compared to approximately $2.9 million during Q1 of fiscal 2008.

“Our LRAD® bookings were strong in the first quarter and included orders from the U.S. Navy totaling over $2.7 million,” commented Tom Brown, president and chief executive officer of American Technology Corporation. “With the majority of our Q1 bookings received late in the quarter, we have a backlog of $3.3 million that we expect to ship during Q2.”

“In addition to the Q1 bookings, we are seeing a steady flow of additional LRAD orders this quarter and expect fiscal Q2 and the first half of fiscal 2009 to be significantly improved over the same periods last year,” continued Brown. “We also expect to continue controlling expenses at levels lower than the prior year.”

Gross profit for the first fiscal quarter was $1.1 million, or 46% of revenues, comparable to that reported for the quarter ended December 31, 2007. The Company expects its LRAD margins to improve as production volumes increase.

Operating expenses for Q1 of fiscal 2009 were $2.0 million, a decrease of $800,000 from Q1 of fiscal 2008. The decrease resulted primarily from lower professional fees related to the annual audit, reduced staffing levels, and lower research and development expenses. In Q1 of fiscal 2008, the Company incurred higher research and development costs related to its improved and enhanced LRAD-RX™.

Net loss for the three months ended December 31, 2008 was $881,000 or $(0.03) per share, a 49% reduction from a net loss of $1.7 million or $(0.06) per share for the same period last year. Net loss for the three months ended December 31, 2008 and 2007 included $568,000 and $547,000, respectively, of non-cash share-based compensation expense for stock options. The decreased loss was due primarily to the reduction of $800,000 in operating expenses.

“In addition to increasing military orders, escalating maritime piracy and an amplified focus on aircraft and passenger safety, while controlling and protecting wildlife, are generating demand for our proprietary LRAD systems in the U.S. and around the world,” Brown concluded. “This quarter, we expect to receive and ship additional directed sound product orders and launch our handheld LRAD 100X™. We look forward to discussing our Q1 results and addressing business developments during tomorrow’s conference call.”

About American Technology Corporation

American Technology Corporation is Shaping the Future of Sound® by providing directed audio solutions that place clear, highly intelligible sound exactly where needed. ATC’s Long Range Acoustic Device (LRAD®), HyperSonic® Sound, and SoundSaber® product lines make up the core of an expanding portfolio of directed sound products and technologies. For more information about ATC and its directed sound solutions please visit the company’s web site at www.atcsd.com.

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act. You should not place undue reliance on these statements. We base these statements on particular assumptions that we have made in light of our industry experience, the stage of product and market development as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including but not limited to, the performance of our management team, market acceptance of our directed sound technologies and products, entry of competitors, the possibility our intellectual property protections will not prevent others from marketing products similar to or competitive with our products, potential technical or manufacturing difficulties that could delay product deliveries or increase warranty costs, and other risks identified and discussed in our filings with the Securities and Exchange Commission. These forward-looking statements are based on information and management’s expectations as of the date hereof. Future results may differ materially from our current expectations. For more information regarding other potential risks and uncertainties, see the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended September 30, 2008. American Technology Corporation disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated.

FOR FURTHER INFORMATION CONTACT:

Investor Relations:

Robert Putnam

(858) 676-0519

robert@atcsd.com

American Technology Corporation

Condensed Balance Sheets

(000's omitted)

	December 31, 2008 (Unaudited)	September 30, 2008
ASSETS
Current assets:
Cash and cash equivalents	$2,441	$2,695
Accounts receivable, net	1,827	2,211
Inventories, net	2,881	2,890
Prepaid expenses and other	252	251

Total current assets	7,401	8,047
Equipment, net	350	292
Patents, net	999	1,059
Deposits	58	58

Total assets	$8,808	$9,456

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$778	$964
Accrued liabilities	829	978

Total current liabilities	1,607	1,942

Total stockholders' equity	7,201	7,514

Total liabilities and stockholders' equity	$8,808	$9,456

American Technology Corporation

Condensed Statements of Operations

(000's omitted except share and per share amounts)

(Unaudited)

	For the three months ended December 31,
	2008	2007
Total revenues	$2,493	$2,536
Cost of revenues	1,351	1,382

Gross profit	1,142	1,154

Operating expenses:
Selling, general and administrative	1,587	2,030
Research and development	452	810

Total operating expenses	2,039	2,840

Loss from operations	(897)	(1,686)

Other income (expense):
Interest income	16	71
Finance expense	—	(109)

Total other income	16	(38)

Net loss	$(881)	$(1,724)

Net loss per share of common stock - basic and diluted	$(0.03)	$(0.06)

Average weighted number of common shares outstanding	30,535,207	30,535,207